EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(In thousands, except ratios)	2018	2017
	(unaudited)
Earnings:
Net income	$225,862	$185,862
Add:
Provision for income taxes	62,866	103,885
Fixed charges	184,497	167,815
Less:
Capitalized interest	(25,692)	(21,931)
Earnings as adjusted (A)	$447,533	$435,631
Fixed charges:
Interest expense	$158,427	$145,506
Capitalized interest	25,692	21,931
Interest factors of rents (1)	378	378
Fixed charges as adjusted (B)	$184,497	$167,815
Ratio of earnings to fixed charges ((A) divided by (B))	2.43	2.60

(1)Estimated to be 1/3 of rent expense.